 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Russell, Stephen (Last) (First) (Middle) One Celadon Drive (Street) Indianapolis, IN 46235 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Celadon Group, Inc. CLDN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13336105	4. Statement for Month/Day/Year October, 2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	10/31/02		P		16,100	A	$8.48	764,904	D
								32,000	I	By wife

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$13,625	6/20/95				25,000		6/20/05		Common Stock	25,000		25,000	D
	$10.00	3/7/96				20,000		3/7/06		Common Stock	20,000		20,000	D
	$12.00	8/1/97				25,000		8/1/07		Common Stock	25,000		25,000	D
	$6.125	12/7/99				20,000		12/7/09		Common Stock	20,000		20,000	D
	$3.11	4/13/01				75,000		4/13/11		Common Stock	75,000		75,000	D
	$6.41	4/4/02				75,000		4/4/12		Common Stock	75,000		75,000	D
Explanation of Responses:

Explanation of Responses:

(1) Options for 8,334, 8,333 and 8,333 shares became exercisable on 6/20/96,
    6/20/97 and 6/20/98, respectively.

(2) Options for 6,667, 6,667 and 6,666 shares became exercisable on 3/7/97,
    3/7/98 and 3/7/99, respectively.

(3) Options for 8,334, 8,333 and 8,333 shares became exercisable on 8/1/98,
    8/1/99 and 8/1/00, respectively.

(4) Options for 6,667 shares became exercisable on 12/7/00 and options for
    6,667 and 6,666 will become   exercisable   on 12/7/01 and   12/7/02,
    respectively.

(5) Options will become exercisable the earlier of the date that the closing price for the Companys stock exceeds $6.22 per share or the third anniversary of the date of grant.

(6) Options for 25,000, 25,000, and 25,000 shares will become exercisable on
    4/4/03, 4/4/04, and 4/4/05, respectively.

***Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:   File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

By: /s/ Stephen Russell 11/4/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.